Exhibit (m)(i)(B)

DIREXION INSURANCE TRUST

DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Direxion Insurance Trust Distribution Plan shall be as follows:

Dynamic VP High Yield Bond Fund

Direxion VP Indexed Commodity Strategy Fund

Direxion VP Indexed Managed Futures Strategy Fund

Direxion VP Long/Short Global Currency Fund

Direxion Zacks VP MLP High Income Fund

Up to 1.00% of the average daily net assets

Last revised August 14, 2013